EXHIBIT 12
CHEMED CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	2004		2005		2006		2007		2008
Pretax income/ (loss) from continuing operations before equity in earnings/ (loss) of affiliate	$36,936		$54,656		$90,284		$101,838		$122,345

Additions:
Fixed charges	28,597		30,738		24,055		31,675		8,637
Amortization of capitalized interest	1		2		2		4		5

Deductions:
Capitalized interest	(72)		(380)		(751)		(951)		(659)

Adjusted income/ (loss)	$65,462		$85,016		$113,590		$132,566		$130,328

Fixed Charges:
Interest expense	$21,167		$21,264		$17,468		$11,244		$5,985
Capitalized interest	72		380		751		951		659
Interest component of rental expense	4,028		5,123		5,406		5,682		6,201
Loss/(Gain) on extinguishment of debt (a), (b), (c), (d), (e)	3,330		3,971		430		13,798		(4,208)

Fixed charges	$28,597		$30,738		$24,055		$31,675		$8,637

Ratio of earnings to fixed charges (f)	2.3	x	2.8	x	4.7	x	4.2	x	15.1	x

(a)	The year ended December 31, 2004 includes interest penalties related to the retirement of the Company’s 7.31% senior notes due 2005 through 2009.

(b)	The year ended December 31, 2005 includes interest penalties related to the retirement of the Company’s floating rate notes due 2010.

(c)	The year ended December 31, 2006 includes interest penalties related to the retirement of the Company’s $84.4 million term loan due 2009 .

(d)	The year ended December 31, 2007 includes interest penalties related to the retirement of the Company’s $150 million fixed rate notes due 2011. Refer to Note 2 in the Notes to Consolidated Financial Statements for further discussion.

(e)	The year ended December 31, 2008 includes a gain related to the repurchase of $13 million of the Company’s $200 million convertible debt. Refer to Note 2 in the Notes to Consolidated Financial Statements for further discussion.

(f)	For purposes of computing the ratio of earnings to fixed charges, pretax income/ (loss) from continuing operations before equity in earnings/ (loss) of affiliate has been added to fixed charges and adjusted for capitalized interest to derive adjusted income/ (loss). Fixed charges consist of interest expense on debt (including the amortization of deferred financing costs), capitalized interest, prepayment penalties on the early extinguishment of debt and one-third (the proportion deemed representative of the interest component) of rental expense. Fixed charge amounts include interest from both continuing and discontinued operations.